JMP Securities LLC
Notes to Statement of Financial Condition
December 31, 2017

1. **Organization and Description of Business**

   JMP Securities LLC (the "Company"), is a full service investment bank that provides investment banking and equity research services to corporate and institutional clients. The Company is a wholly-owned, indirect subsidiary of JMP Group LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis, and the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the use of estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

   Fair Value of Financial Instruments
   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Substantially all of the Company's financial instruments are recorded at fair value or amounts that approximate fair value. Marketable securities owned and Marketable securities sold, but not yet purchased, are stated at fair value.

   The Fair value of the Company's financial instruments is generally obtained from quoted market prices or alternative pricing methodologies that the Company believes offer reasonable levels of price transparency. To the extent that certain financial instruments trade infrequently or are nonmarketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using various pricing models and the information available to the Company that it deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, the Black-Scholes Options Valuation methodology and other factors generally pertinent to the valuation of financial instruments.

   Marketable securities owned and securities sold, but not yet purchased, consist of U.S. listed and OTC securities whose value is determined based on quoted market prices.

   See Note 5 for the disclosures related to the fair value of the Company's marketable securities and other investments.

   Cash and Cash Equivalents
   The Company considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured

limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Investment Banking Fees Receivable
Investment banking fees receivable include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. Investment banking fees receivable which are deemed to be uncollectible are charged off and deducted from the allowance. The allowance for doubtful accounts related to investment banking fees receivable was $159,456 as of December 31, 2017.

Receivable from Clearing Broker and Payable to Other Broker-Dealers
The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Included in receivables are (i) commissions related to securities transactions generated in December 2017 and paid in January 2018, net of clearing costs, (ii) cash on deposit with the Company's clearing broker and (iii) net receivable arising from unsettled trades. At December 31, 2017, the Company had $250,000 of cash on deposit with its clearing broker. Included in payables are commissions to other broker-dealers related to commission sharing agreements.

Due from/to Affiliates
Due from affiliates includes receivables from the Parent and other affiliates for certain operating expenses paid on the Company's behalf. Due to affiliates mainly consists of payables to the Parent and other affiliates for rent and depreciation expenses as well as interest on the subordinated borrowing described in Note 6. Due from/to affiliates balances are settled through intercompany accounts.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of JMP Group Inc., a wholly-owned, direct subsidiary of the Parent, for federal income tax purposes. All tax liabilities or receivables accrued by the Company are settled by cash through intercompany accounts.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authorities widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

JMP Group Inc. filed consolidated income tax returns with the federal government and various state and local jurisdictions. JMP Group Inc. is no longer subject to federal, state and local income tax examinations for years prior to 2014. The Company does not anticipate any tax adjustments that will result in a material adverse effect on the Company's financial condition, results of operations, or cash flows. Therefore, the Company has not recorded any liabilities for uncertain income tax positions for the year ended December 31, 2017.

Share-Based Compensation
Under the JMP Group 2007 Equity Award Plan, the Parent has granted RSUs, share options and SARs to certain employees of the Company. These awards generally have two to three-year requisite service periods and, in some cases, have post-vesting sale and transfer restrictions. In

the event of a change in control or corporate transactions, these awards will vest immediately prior to the effective date of such an event.

Deferred Compensation Liability
Certain employees receive a portion of their performance-based bonuses in the form of deferred compensation. The deferred compensation typically vests over two years.

3.   **Contributions and Distributions from/to Parent**

For the year ended December 31, 2017, the Company recorded distributions to the Parent which consist of (i) related to withholding taxes on RSU vesting, whereby the Parent's shares were issued to the Company's employees net of applicable withholding taxes, and therefore, such withheld shares were deemed to have been purchased by the Parent and (ii) distributions related to payments of distribution equivalents on unvested RSUs on behalf of the Parent. For the same period, the Company recorded contributions from the Parent of related to share-based compensation awards by the Parent to the employees of the Company.

4.   **Recent Accounting Pronouncements**

ASU 2016-02, Leases (Topic 842), was issued in February 2016 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing information about leasing arrangements. The standard requires lessees to recognize the assets and liabilities arising from operational leases on the balance sheet. ASU 2016-02 will become effective for fiscal years beginning after December 15, 2018. Upon adoption, the Company's right-to-use assets and corresponding lease liabilities will be grossed up to reflect the present value of the lease payments.

5.   **Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company provides the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market data.

JMP Securities LLC
Notes to Statement of Financial Condition (continued)
December 31, 2017

Level 1 primarily consists of financial instruments whose value is based on quoted market prices all of which are carried at fair value.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, prepayment speeds, default rates, loss severity, as well as other measurements. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company did not own any Level 2 financial instruments at December 31, 2017.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable from objective sources. The Company did not own any Level 3 financial instruments at December 31, 2017.

The following tables provide fair value information related to the Company's financial assets and liabilities at December 31, 2017

| | At December 31, 2017 | |
	Carrying	Fair Value
Assets		
Cash and cash equivalents	$ 56,741,082	$ 56,741,082
Marketable securities owned	11,455,238	11,455,238
Receivable from clearing broker	1,059,158	1,059,158
Total assets	$ 69,255,478	$ 69,255,478
Liabilities		
Marketable securities sold, but not yet purchased	$ 7,919,419	$ 7,919,419
Total liabilities	$ 7,919,419	$ 7,919,419

| | Assets at Fair Value as of December 31, 2017 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Cash and cash equivalents	$ 56,741,082	-	-	$ 56,741,082
Marketable securities owned	11,455,238	-	-	11,455,238
Receivable from clearing broker	1,059,158	-	-	1,059,158
Total assets:	$ 69,255,478	$ -	$ -	$ 69,255,478

| | Liabilities at Fair Value as of December 31, 2017 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased, at fair value				
Marketable securities sold, but not yet purchased	$ 7,919,419	$ -	$ -	$ 7,919,419

Transfers between levels of the fair value hierarchy result from changes in the observability of fair value inputs used in determining fair values for different types of financial assets and are recognized at the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs. There were no assets or liabilities measured at fair value on a nonrecurring basis.

There were no transfers in/out of Level 1, Level 2 or Level 3 during the year ended December 31, 2017.

6.   Liabilities Subordinated to Claims of General Creditors

JMP Capital LLC, a wholly-owned, indirect subsidiary of the Parent, has made five loans to the Company under certain subordinated loan agreements. Such subordinated loan agreements and subsequent amendments were approved by the FINRA.

Borrowings under the subordinated loan agreements as of December 31, 2017 consisted of the following:

JMP Capital LLC	
Interest at 13% matures on January 31, 2018	$ 4,000,000
JMP Capital LLC	
Interest at 13% matures on July 31, 2018	5,000,000
JMP Capital LLC	
Interest at 13% matures on September 30, 2018	2,500,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2018	2,500,000
JMP Capital LLC	
Interest at 13% matures on October 31, 2018	1,000,000
	$ 15,000,000

Liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7.   Related Party Transactions

The Company pays certain operating expenses on behalf of its affiliates and is subsequently reimbursed for such payments. In addition, the Company is allocated depreciation and rental expense by its affiliates for its use of fixed assets and office space.

All of the above related party transactions are settled through intercompany accounts. As of December 31, 2017, the Company had due from affiliates of $4,667,754 and due to affiliates of $2,335,936.

8. Commitments and Contingencies

The Company holds a revolving line of credit with City National Bank (the "Lender") to be used for regulatory capital purposes during its securities underwriting activities. The unused portion of the line bears interest at the rate of 0.25% per annum, paid monthly. On June 6, 2017, the Company entered into an amendment to its credit agreement with the Lender (the "Amendment"). Pursuant to the Amendment, the $20.0 million line of credit was renewed for one year. The Amendment was approved by the FINRA on June 6, 2017 and any borrowing on this line of credit would qualify as equity capital in computing net capital under Rule 15c3-1. On June 6, 2018, any existing outstanding amount will convert to a loan maturing the following year. There were no borrowings on this line of credit as of December 31, 2017. JMP Holding LLC has guaranteed the obligations under the line of credit pursuant to a General Continuing Guaranty dated as of April 8, 2011.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2017, the Company had no open underwriting commitments.

The securities owned are on deposit with the clearing broker and, together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

9. Litigation

The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with our business. The outcome of matters the Company has been and currently is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period and a significant judgment could have a material adverse impact on our financial condition, results of operations and cash flows. The Company may in the future become involved in additional litigation in the ordinary course of our business, including litigation that could be material to our business.

The Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability and the amount of loss, if any, can be reasonably estimated. Generally, given the inherent difficulty of predicting the outcome of matters the Company is involved in, particularly cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution. For these matters, no reserve is established until such time, other than for reasonably estimable legal fees and expenses. Management, after consultation with legal counsel, believes that the currently known actions or threats will not result in any material adverse effect on the Company's financial condition, results of operations or cash flows.

10. Regulatory Requirements

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $37,319,688

which was $35,880,330 in excess of its required net capital of $1,439,358. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under this exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

11.   **Guarantees**

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customers. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2017 have settled with no resulting liability to the Company. For the year ended December 31, 2017, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2017.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

12.   **Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk**

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, National Financial Services LLC. The clearing broker is also the primary source of short-term financing for the Company's security trading, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's securities owned may be pledged by the clearing broker. As of December 31, 2017, there were no borrowings from the clearing broker. The amount receivable from the clearing broker includes amounts receivable related to unsettled trades and commissions earned from customer transactions. As of December 31, 2017 the Company's cash on deposit with the clearing broker was not collateralizing any liabilities to the clearing broker.

In addition to the clearing broker, the Company is exposed to credit risk from other brokers, dealers and other financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The Company's trading activities include providing securities brokerage services to institutional clients. To facilitate these customer transactions, the Company purchases proprietary securities

positions ("long positions") in equity securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the Statement of Financial Condition. These securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company.

13.   Employee Benefits

All salaried employees of the Company are eligible to participate in the JMP Group 401(k) Plan after three months of employment. Participants may contribute up to the limits set by the U.S. Internal Revenue Service. The Company contributes a match of 100% of each participant's contributions to the JMP Group 401(k) Plan up to a maximum of 3% of the participant's compensation plus 50% of the participant's elective deferrals between 3% and 5%. All participants are immediately vested 100% on matched contributions. The Company had accrued liability of $1,198,204 related to JMP Group 401(k) Plan matching for the year ended December 31, 2017.

14.   Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2018, which is the date the financial statements were issued.

On January 26, 2018, an amendment extending the maturity date of the $4,000,000 subordinated borrowing described in Note 6 from January 31, 2018 to January 31, 2019 was approved by the FINRA.